

June 3, 2013

<u>Via E-mail</u>
Mr. Sidney D. Rosenblatt
Chief Financial Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

     Re: **Universal Display Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed February 27, 2013
            File No.: 001-12031

Dear Mr. Rosenblatt:

We have reviewed your response letter dated May 23, 2013 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Index to Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

-Revenue Recognition and Deferred Revenue, page F-15

1.   We note your response to our prior comment 1. Please revise your future filings to explain in more detail why you are recognizing license fee revenue from the SCD licensing agreement as the installment payments become due and payable. For example, include a general statement of the authoritative accounting literature on which your accounting was based and discuss how the accounting applied was impacted by fact the agreement conveys a non-exclusive right to use intellectual assets for a limited period of time that is less than the life of the intellectual property asset as well as the fact the

agreement contains extended payment terms. Please provide us with a sample of your proposed future disclosures.

Note 13. Commitments and Contingencies, page F-28

-Patent Related Challenges and Oppositions, page F-29

2.   We note your response to our prior comment 2. Based on related disclosures included in your March 31, 2013 Form 10-Q and your response to our prior comment, it is unclear if you are going to provide your assessment of the expected materiality of all known loss contingencies on your financial statements as a whole, including your consolidated statement of operations, in your future filings. As such, please specifically explain to us if you will revise your future filings to provide your assessment of the expected materiality of all known loss contingencies on your financial statements as a whole. Refer to the guidance in 450-20-50 of the FASB Accounting Standards Codification.

3.   We note your response to our prior comment 3 and that you have not accrued for any of the patent matters outlined in your disclosure. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred (in your case zero), please tell us and revise your future filings to either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made for each of these matters. Please refer to 450-20-50 of the FASB Accounting Standards Codification.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief